





Invest in Roomongo

One Site | One Search | One Link... Hotels, rentals, rooms, and more!

INVEST IN
ROOMONGO

ROOMONGO.COM BOULDER CO

Entertainment Retail Technology Leisure Hospitality

Why you may want to invest in us...

1. FIRST ROUND! Very early-stage access to Roomongo, via Wefunder.
2. The Problem: Trip planning is messy, with so many sites and shared links, it's a chaotic process.
3. Solution: Roomongo's goal is to incorporate hotels, vacation rentals, and rooms into one search.
4. Build It: Create a trip, add your favorites, invite your friends and collaborate!
5. One Link: Streamlined trip planning hub, that's easily shared.
6. Low Rates: Membership is required, and allows for access to below-market rates.
7. Coming Soon: More suppliers, providing even lower rates and additional options. Think Airbnb and more.
8. Balance Sheet: Zero long-term debt! Built for growth.

Why investors ❤ us

We invested in Roomongo because of our utmost confidence in the founders and their unique product in the online travel space. As the light at the end of the Covid-tunnel gets closer, we know travel plans are picking up - promising an explosion of bookings in the near future. Roomongo is a timely new player in the travel space that fills in industry gaps with much needed innovations. Starting with the platform's wide bandwidth of hospitality options all in one place (not just hotels, but also VRBO, AirBnB, ..glamping!) Additionally, online users will be able to access those options through Roomongo's 'trip builder' tool which











... *read more*

Michelle BROWN

LEAD INVESTOR | INVESTING $2,000 THIS ROUND

Our team

Patrick O'Hara

Co-Founder/CEO

1 Successful Exit + 1 Currently Profitable. 20+ Years of travel industry experience. Marketing, Product Development, Business Development, and Corporate Structure. Virginia Tech

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Rob O'Connor

Co-Founder/CTO

20+ Years of travel industry experience. Chief system architect, coding, database structure, and API integrations. Princeton

in

Downloads

PitchDeck Extended Roomongo 2020.pdf

How and why we created Roomongo

We created Roomongo back in 2017. We initially began offering customers the ability to book a hotel, but quickly realized we needed to accelerate to our end-goal of offering aggregated lodging,. We also needed MUCH better hotel rates than our competition, and we're in the process of bringing on board some great wholesalers and hotel brands.

Why is this important to you?

Travelers need this product. Everybody we speak with wants to use our trip planner for their next trip. It's easy, powerful, and solves a problem. Plus, we just love the work!

Our Trip Planner: Search, Create, Share, Collaborate, Book

What progress have you made?

We are just now re-launching our site hotels & VRBO! We're partnering with some incredible hotel wholesalers to bring well below market rates, that are available through our members-only site. Rates that are not eligible for public display. But this is just the beginning. With funding, we'll be able to rapidly increase the number of integrations and that will dramatically increase the availability of deals for our members.

Search Results: Ability to add VRBO to the hotel results. We're also investigating other sites that we'll be adding, such as Airbnb and more.



What are the core metrics for growth?

Our core KPI's would include:

- Bookings/Month: 5,000 monthly – trending by December 2021

- Look-to-Book Ratio: 1% or higher

- Average Booking: $400

These are forward-looking figures that cannot be guaranteed.

Investor Q&A

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What does your company do? ∨

Roomongo is an online travel agency, with a focus on lodging. By allowing visitors to search not only hotels but also vacation rentals, rooms, and other travel services - Roomongo has created a truly streamlined method for planning a trip.

Where will your company be in 5 years? ∨

In 5 years we plan to be a major player in the travel space. The future may also include partnering with and/or selling to one of our competitors. But right now, our primary focus is the near-term execution of our business plan and establishing our differentiators and brand identity in the market. These projections are not guaranteed.

Why did you choose this idea? ∨

Rob and I have been in the travel industry for a long time, and we recently identified a hole in the lodging space. Planning a trip and booking lodging can be chaotic. The average person searches over 20 sites before making a reservation. This creates a mess of shared links and frustration. Travel is fun, the research should be too!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ∨

Due to COVID, travel has been put on hold for so many, since March 2020. People are anxious to get back on the road, and they want to see other people and be social again. At its core, Roomongo is a social and very collaborative travel planning tool. So, the timing is perfect.

How far along are you? What's your biggest obstacle? ∨

We are just now re-launching our site, after a pivot from our early days. In terms of our product, we still have a long ways to go! We're very early-stage. We intend to quickly grow our number of third-party integrations, create a mobile app, and more. At our core, we're creative product, marketing and tech guys. Fundraising is not our fave. So that is our biggest challenge. But we're addressing this by getting out of our comfort zone, and getting some help from others.

Who competes with you? What do you understand that they don't? ⌄

Our competitors would be Expedia and their companies, Priceline and their companies – along with Airbnb and others. There are some amazing CEO's that work for our competitors. So, there's very little we know they don't. But, we're in the very fortunate position of starting from scratch. This provides us with more product development flexibility and no obsolete legacy technology.

How will you make money? ⌄

We make a commission on every hotel booking. We also make an affiliate commission on every booking with VRBO and other lodging options we'll be incorporating.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is the lack of funding and cash-flow. If we grow beyond our funding, that could be a potential issue. But, it's also a good problem to solve.